UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                              Evergreen Solar, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   30033R 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Robert W. Shaw, Jr.
                              c/o Arete Corporation
                                 P. O. Box 1299
                       Center Harbor, New Hampshire 03226
                                 (603) 253-9797
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 15, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30033R108                                                 Page 2 of 12

--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Robert W. Shaw, Jr.
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                         (a) [ ]

                                                                         (b) [X]

--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        PF
--------------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                                         [ ]


--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States citizen
--------------------------------------------------------------------------------
       NUMBER OF           7    SOLE VOTING POWER

        SHARES                  4,097,920 shares (1)
                           -----------------------------------------------------
      BENEFICIALLY         8    SHARED VOTING POWER

        OWNED BY                -0- shares
                           -----------------------------------------------------
          EACH             9    SOLE DISPOSITIVE POWER

       REPORTING                4,097,920 shares (1)
                           -----------------------------------------------------
        PERSON             10   SHARED DISPOSITIVE POWER

         WITH                   -0- shares
--------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,102,150 shares (1)
--------------------------------------------------------------------------------
 12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
        INSTRUCTIONS)                                                        [ ]

--------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        28.2 %
--------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
--------------------------------------------------------------------------------
(1) Includes 24,000 shares issuable upon exercise of options within 60 days of May 15, 2003.

CUSIP No. 30033R108                                                 Page 3 of 12

--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Micro-Generation Technology Fund, LLC
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                         (a) [ ]

                                                                         (b) [X]

--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        WC
--------------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                                         [ ]


--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
       NUMBER OF           7    SOLE VOTING POWER

        SHARES                  -0- shares
                           -----------------------------------------------------
      BENEFICIALLY         8    SHARED VOTING POWER

        OWNED BY                -0- shares
                           -----------------------------------------------------
          EACH             9    SOLE DISPOSITIVE POWER

       REPORTING                -0- shares
                           -----------------------------------------------------
        PERSON             10   SHARED DISPOSITIVE POWER

         WITH                   -0- shares
--------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -0- shares
--------------------------------------------------------------------------------
 12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
        INSTRUCTIONS)                                                        [ ]

--------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        -0- %
--------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        OO
--------------------------------------------------------------------------------

CUSIP No. 30033R108                                                 Page 4 of 12

--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        UVCC Fund II
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                         (a) [ ]

                                                                         (b) [X]

--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        WC
--------------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                                         [ ]


--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
       NUMBER OF           7    SOLE VOTING POWER

        SHARES                  -0- shares
                           -----------------------------------------------------
      BENEFICIALLY         8    SHARED VOTING POWER

        OWNED BY                -0- shares
                           -----------------------------------------------------
          EACH             9    SOLE DISPOSITIVE POWER

       REPORTING                -0- shares
                           -----------------------------------------------------
        PERSON             10   SHARED DISPOSITIVE POWER

         WITH                   -0- shares
--------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -0- shares
--------------------------------------------------------------------------------
 12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
        INSTRUCTIONS)                                                        [ ]

--------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        -0- %
--------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        PN
--------------------------------------------------------------------------------

CUSIP No. 30033R108                                                 Page 5 of 12

--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        UVCC II Parallel Fund, L.P.
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                         (a) [ ]

                                                                         (b) [X]

--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        WC
--------------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                                         [ ]


--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
       NUMBER OF           7    SOLE VOTING POWER

        SHARES                  -0- shares
                           -----------------------------------------------------
      BENEFICIALLY         8    SHARED VOTING POWER

        OWNED BY                -0- shares
                           -----------------------------------------------------
          EACH             9    SOLE DISPOSITIVE POWER

       REPORTING                -0- shares
                           -----------------------------------------------------
        PERSON             10   SHARED DISPOSITIVE POWER

         WITH                   -0- shares
--------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -0- shares
--------------------------------------------------------------------------------
 12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
        INSTRUCTIONS)                                                        [ ]

--------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        -0- %
--------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        PN
--------------------------------------------------------------------------------

CUSIP No. 30033R108                                                 Page 6 of 12

--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Utech Climate Challenge Fund, L.P.
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                         (a) [ ]

                                                                         (b) [X]

--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        WC
--------------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                                         [ ]


--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
       NUMBER OF           7    SOLE VOTING POWER

        SHARES                  -0- shares
                           -----------------------------------------------------
      BENEFICIALLY         8    SHARED VOTING POWER

        OWNED BY                -0- shares
                           -----------------------------------------------------
          EACH             9    SOLE DISPOSITIVE POWER

       REPORTING                -0- shares
                           -----------------------------------------------------
        PERSON             10   SHARED DISPOSITIVE POWER

         WITH                   -0- shares
--------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -0- shares
--------------------------------------------------------------------------------
 12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
        INSTRUCTIONS)                                                        [ ]

--------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        -0- %
--------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        PN
--------------------------------------------------------------------------------

CUSIP No. 30033R108                                                 Page 7 of 12

--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Utech LLC
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                         (a) [ ]

                                                                         (b) [X]

--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        WC
--------------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                                         [ ]


--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
       NUMBER OF           7    SOLE VOTING POWER

        SHARES                  -0- shares
                           -----------------------------------------------------
      BENEFICIALLY         8    SHARED VOTING POWER

        OWNED BY                -0- shares
                           -----------------------------------------------------
          EACH             9    SOLE DISPOSITIVE POWER

       REPORTING                -0- shares
                           -----------------------------------------------------
        PERSON             10   SHARED DISPOSITIVE POWER

         WITH                   -0- shares
--------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -0- shares
--------------------------------------------------------------------------------
 12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
        INSTRUCTIONS)                                                        [ ]

--------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        -0- %
--------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        OO
--------------------------------------------------------------------------------

CUSIP No. 30033R108                                                 Page 8 of 12

Item 1.    Security and Issuer.
           -------------------

         This statement relates to the common stock, $.01 par value (the "Common Stock"), of Evergreen Solar, Inc. (the "Issuer") having its principal executive office at 259 Cedar Hill Street, Marlboro, Massachusetts 01752.

Item 2.   Identity and Background.

         This statement is being filed by Dr. Robert W. Shaw, Jr. ("Dr. Shaw"), Micro-Generation Technology Fund, LLC ("MG"), UVCC Fund II ("Fund II"), UVCC II Parallel Fund, L.P. ("Parallel Fund"), Utech Climate Challenge Fund L.P. ("Climate Challenge") and Utech LLC, the successor to Utech Venture Capital Corporation ("Utech") (each a "Reporting Person" and collectively the "Reporting Persons").



Item 2(a)                                  Item 2(b)                                            Item 2(c)
---------                                  ---------                                            ---------
                                                                                          Citizenship or Place
Name of Person Filing                      Address                                           of Organization
---------------------                      -------                                           ---------------

Robert W. Shaw, Jr.                        c/o Arete Corporation                          United States citizen
                                           P. O. Box 1299
                                           Center Harbor, New Hampshire 03226

MG                                         c/o Arete Corporation                                Delaware
                                           P. O. Box 1299
                                           Center Harbor, New Hampshire 03226

Fund II                                    c/o Arete Corporation                                Delaware
                                           P. O. Box 1299
                                           Center Harbor, New Hampshire 03226

Parallel Fund                              c/o Arete Corporation                                Delaware
                                           P. O. Box 1299
                                           Center Harbor, New Hampshire 03226

Climate Challenge                          c/o Arete Corporation                                Delaware
                                           P. O. Box 1299
                                           Center Harbor, New Hampshire 03226

Utech                                      c/o Arete Corporation                                Delaware
                                           P. O. Box 1299
                                           Center Harbor, New Hampshire 03226




         Dr. Shaw is (i) the President of Arete Corporation, which is the manager of MG and Utech, (ii) the general partner of the general partner of Fund II and Parallel Fund, and (iii) the managing member of the general partner of Climate Challenge. In such capacities, he has sole dispositive power with respect to the shares of Common Stock held by MG, Fund II, Parallel Fund, Climate Challenge and Utech. Dr. Shaw, therefore, may be deemed the beneficial owner of the shares of Common Stock directly owned by MG, Fund II, Parallel Fund, Climate Challenge and Utech. Dr. Shaw disclaims this beneficial

CUSIP No. 30033R108                                                 Page 9 of 12


ownership except to the extent of his pecuniary interest therein. The principal business of each of MG, Fund II, Parallel Fund, Climate Challenge and Utech is to make investments.

         During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         On May 15, 2003, pursuant to a Stock and Warrant Purchase Agreement dated March 21, 2003 (the "Purchase Agreement"), the Issuer sold $29,475,000 of Series A Convertible Preferred Stock (the "Preferred Stock") and a warrant to purchase 2,400,000 shares of Common Stock (the "Financing"). The transaction was completed following the Issuer's Annual Meeting of Stockholders at which shareholders holding a majority of the Issuer's stock supported proposals relating to the issuance of new securities and the amendment of the Issuer's Third Amended and Restated Certificate of Incorporation to authorize a sufficient number of shares of Preferred Stock and Common Stock to consummate the private placement.

         Pursuant to the terms of the Purchase Agreement, on May 15, 2003, the Issuer issued and sold to the private placement investors 26,227,668 shares of Preferred Stock at a purchase price of $1.12 per share, for an aggregate purchase price of $29,375,000. The shares of Preferred Stock are currently convertible into 26,227,668 shares of the Issuer's Common Stock. Additionally, Beacon Power Corporation paid $100,000 for a warrant ("Warrant") to purchase 2,400,000 shares of the Issuer's Common Stock with a cash exercise price of $3.37 per share.

         In connection with the Financing, the Reporting Persons and certain other stockholders of the Issuer (the "Other Stockholders") entered into a Voting Agreement dated March 21, 2003 (the "Voting Agreement"). Following consummation of the transactions pursuant to the Purchase Agreement, the Voting Agreement was terminated in accordance with its terms. As a result, the Reporting Persons and the Other Stockholders no longer may be considered a "group" as defined in Regulation D of the Securities Exchange Act of 1934 (the "Act").

Item 3.    Source and Amount of Funds or Other Consideration.

         Each of the Reporting Persons is the record holder or beneficially owns the shares of Common Stock, as follows: (i) Dr. Shaw beneficially owns 4,102,150 shares of Common Stock (of which 24,000 shares are represented by options which are exercisable within 60 days of May 15, 2003, 3,965,451 shares are held by entities affiliated with Dr. Shaw and 4,230 shares are held by Dr. Shaw's wife); and (ii) entities affiliated with Dr. Shaw beneficially own an aggregate of 3,965,451 shares of Common Stock (of which 1,810,050 shares are held by MG, 780,496 shares are held by Fund II, 780,496 shares are held by Parallel Fund, 110,854 shares are held by Climate Challenge and 483,555 shares are held by Utech). Of such shares, 1,785,714 shares are issuable as of May 15, 2003 upon conversion of Preferred Stock held by MG, 669,642 shares are issuable as of May 15, 2003 upon conversion of Preferred Stock held by Fund II, and 669,642 shares are issuable as of May 15, 2003 upon conversion of Preferred Stock held by Parallel Fund). No part of the purchase price for the acquisition of these shares was represented by funds borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such shares.

         The number of shares of Common Stock issuable upon conversion of the Preferred Stock will be equal to the product of (i) the number of shares of Preferred Stock being so converted multiplied by (ii) the quotient of (x) the sum of the Accreted Value (as defined in the Certificate of Designations for the Preferred Stock) plus all dividends accrued since the previous compounding date divided by (y) the Conversion Price. As of May 15, 2003, the conversion rate was 1 for 1.

CUSIP No. 30033R108                                                Page 10 of 12


Item 4.   Purpose of Transaction.

         The Reporting Persons acquired shares of the Issuer for investment purposes. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may dispose of or acquire additional shares of Common Stock. Except as set forth in this Schedule 13D, none of the Reporting Persons has any present plans which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, other than distributions by Utech LLC in connection with its liquidation;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

         (a) Dr. Shaw may be deemed to own beneficially 28.2% of the Common Stock, MG may be deemed to own beneficially 13.7% of the Common Stock, Fund II may be deemed to own beneficially 6.5% of the Common Stock, Parallel Fund may be deemed to own beneficially 6.5% of the Common Stock, Climate Challenge may be deemed to own beneficially 10% of the Common Stock, and Utech may be deemed to own beneficially 4.2% of the Common Stock. Such percentages are calculated based upon 11,411,646 shares of Common Stock outstanding as of April 25, 2003, as adjusted to reflect the outstanding Preferred Stock and options held by the Reporting Persons pursuant to Rule 13d-3(d)(1) promulgated under the Act. If such percentages are calculated assuming conversion of all outstanding Preferred Stock to Common Stock at a conversion rate of 1 for 1, the percentage ownership of Dr. Shaw, MG, Fund II, Parallel Fund, Climate Challenge and Utech would be 10.9%, 4.8%, 2.1%, 2.1%, 0.2% and 1.3%, respectively.

CUSIP No. 30033R108                                                Page 11 of 12



         (b) Regarding the number of shares as to which each Reporting Person has:

                  (i) sole power to vote or to direct the vote:

                           4,097,920 shares for Dr. Shaw (which includes 24,000
                  shares issuable upon exercise of options exercisable within 60 days of May 15, 2003 but does not include the 4,230 shares held by Dr. Shaw's wife); -0- shares for MG, -0- shares for Fund II, -0- shares for Parallel Fund, -0- shares for Climate Challenge and -0- shares for Utech.

                  (ii) shared power to vote or to direct the vote:

                           -0- shares for each Reporting Person

                  (iii) sole power to dispose or to direct the disposition:

                           4,097,920 shares for Dr. Shaw (which includes 24,000
                  shares issuable upon exercise of options within 60 days of May 15, 2003 but does not include the 4,230 shares held by Dr. Shaw's wife); -0- shares for MG, -0- shares for Fund II, -0-shares for Parallel Fund, -0- shares for Climate Challenge and -0- shares for Utech.

                  (iv) shared power to dispose or to direct the disposition:

                           -0- shares for each Reporting Person

         (c) Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock in the last 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Record Shares beneficially owned by any of the Reporting Persons.

         (e) Not Applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

         In connection with the Financing, the Reporting Persons and the Other Stockholders entered into the Voting Agreement. In accordance with its terms, the Voting Agreement has now terminated.

         The Purchase Agreement sets forth the terms of the Financing whereby the Issuer sold the Series A Shares and the Warrant. In connection with the Financing, the Issuer entered into a Registration Rights Agreement pursuant to which it is required to file a registration statement on Form S-3 to register the shares of Common Stock issuable upon conversion of the Series A Shares and the Common Stock issuable upon the exercise of the Warrant within thirty (30) days of the closing of the Financing and to grant certain other registration rights.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1 - Stock and Warrant Purchase Agreement dated March 21, 2003.*
         Exhibit 2 - Voting Agreement dated March 21, 2003.*
         Exhibit 3 - Agreement regarding filing of joint Schedule 13D.

*Previously filed on March 31, 2003 as an Exhibit to the Schedule 13D filed by Dr. Shaw.

CUSIP No. 30033R108                                                Page 12 of 12



                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    May 29, 2003



/s/ Robert W. Shaw, Jr.
-----------------------------------------------------
Robert W. Shaw, Jr.


MICRO-GENERATION TECHNOLOGY FUND, LLC

By:  ARETE CORPORATION, Manager

    By:  /s/ Robert W. Shaw, Jr.
         --------------------------------------------
         Robert W. Shaw, Jr., President

UVCC FUND II

By:  ARETE VENTURE INVESTORS II, L.P.

    By:  /s/ Robert W. Shaw, Jr.
         --------------------------------------------
         Robert W. Shaw, Jr., General Partner

UVCC II PARALLEL FUND, L.P.

By:  ARETE VENTURES, II, L.P.

    By:  /s/ Robert W. Shaw, Jr.
         --------------------------------------------
         Robert W. Shaw, Jr., General Partner

UTECH CLIMATE CHALLENGE FUND L.P.

By:  ARETE CLIMATE CHALLENGE PARTNERS, LLC

    By:  /s/ Robert W. Shaw, Jr.
         --------------------------------------------
         Robert W. Shaw, Jr., Managing Member

UTECH LLC

By:  ARETE CORPORATION, Manager

    By:  /s/ Robert W. Shaw, Jr.
         --------------------------------------------
         Robert W. Shaw, Jr., President